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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *33137*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Regis Investments, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 South 7th Street, Suite 2400

(No. and Street)

Minneapolis   *MN*   *55415*

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Ingle   *612-336-4432*

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.

(Name – if individual, state last, first, middle name)

5101 Vernon Av S #501, Edina   *MN*   *55436*

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Linda Ingle_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Regis Investments Inc._ , as of _December 31_ , 20_04_ , are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Signature

President

Title

Julie K. Olson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ellingson & Ellingson, Ltd.
Certified Public Accountants



Erik R. Ellingson
CPA

Erik J. (Rick)
Ellingson
CPA

Patti Ellingson
CPA

Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

The Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Aegis Investments, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Aegis Investments, Inc., including tests of such practices and procedures that we considered relevant to the objections stated in rule 17a-5(g),(1) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Aegis Investments, Inc.
Minneapolis, Minnesota

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the control environment, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 23, 2005

CONTENTS



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA

Erik J. (Rick)
Ellingson
CPA

Patti Ellingson
CPA

Jane Ellingson
Ehresmann
CPA

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Aegis Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Aegis Investments, Inc., as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ellingson & Ellingson, Ltd.
Ellingson & Ellingson, Ltd.
Edina. Minnesota

February 23, 2005

1

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$ 60,744	$ 62,935
Accounts receivable (Note 1)	12,697	9,827
Marketable securities (Note 5)	13,858	
	87,299	72,762
PROPERTY AND EQUIPMENT (NOTE 1)		
Office equipment	12,346	12,346
Less: accumulated depreciation	(12,020)	(11,181)
	326	1,165
Total Assets	$ 87,625	$ 73,927

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accrued commissions payable	$ 13,885	$ 10,982
Accounts payable		
Income taxes payable	1,280	
	15,165	10,982
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
STOCKHOLDERS' EQUITY		
Common stock, no par value,	12,000	12,000
100,000 shares authorized,		
2,200 shares issued and outstanding		
Retained earnings	60,460	50,945
	72,460	62,945
Total Liabilities and Stockholders' Equity	$ 87,625	$ 73,927

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES	$250,799	$212,216
EXPENSES		
Commissions	168,280	141,270
Rent	21,748	31,554
Telephone	7,535	5,301
Professional fees	3,891	3,647
Licenses and fees	3,463	4,083
Office expense	2,740	2,280
Outside services	22,800	19,550
Postage and delivery	2,708	2,272
Depreciation	839	1,258
Quotes and cable expense	781	3,959
Miscellaneous	1,145	2,577
Insurance	472	1,437
Dues and subscriptions	3,464	1,672
Total Expenses	239,866	220,860
Income From Operations	10,933	(8,644)
OTHER INCOME		
Investment income (loss)	(138)	560
Net Income Before Provision For Income Taxes	10,795	(8,084)
INCOME TAX EXPENSE (Note 4)	1,280	
Net Income	$ 9,515	$ (8,084)

Income per common share based on the weighted average of 2,200 common shares outstanding during the year (Note 2)

	2004	2003
	$ 4.33	$ (3.67)

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balance at January 1, 2003	2,200	$ 12,000	$ 59,029	$ 71,029
Net income (loss)			(8,084)	(8,084)
Balance at December 31, 2003	2,200	12,000	50,945	62,945
Net income (loss)			9,515	9,515
Balance at December 31, 2004	2,200	$ 12,000	$ 60,460	$ 72,460

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 9,515	$ (8,084)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	839	1,258
Changes in assets and liabilities:		
(Increase) Decrease in:		
Accounts receivable	(2,870)	667
Increase (Decrease) in:		
Accrued commissions payable	2,903	(1,038)
Accounts payable		(1,513)
Income taxes payable	1,280	(767)
Net Cash Provided by Operating Activities	11,667	(9,477)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Purchase) sale of marketable securities	(13,858)	
Net Cash Provided (Used) By Investing Activities	(13,858)	
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on long-term debt		(1,006)
Net Cash Used for Financing Activities		(1,006)
Net Increase (Decrease) in Cash	(2,191)	(10,483)
Cash at Beginning of Year	62,935	73,418
Cash at End of Year	$ 60,744	$ 62,935
Supplemental Disclosures		
Cash Paid During the Year for:		
Income Taxes	$ -	$ 657
Interest Paid	$ -	$ 51

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

This summary of significant accounting policies of Aegis Investments, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Business Activity -
The Company is a securities broker dealer.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
The Company uses the direct write-off method for accounting for bad debts. Accounts are written off in the period in which they are considered to be uncollectible.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2004 and 2003, were 2,200 common shares.

Note 3. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2003 and terminates on August 31, 2008. The Company has the option to terminate the lease on August 31, 2006 by delivering written notice along with a termination fee equal to three months of rent. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2005	$33,546
December 31, 2006	$34,583
December 31, 2007	$35,621
December 31, 2008	$24,208

The Company subleases a portion of this space to various individuals. The rental income received on this property was approximately $7,668 during 2004 and $8,712 during 2003. The subleases are cancelable by either party.

Note 4. Income Taxes

The income tax expense of the company consists of the following:

	2004	2003
Federal tax at statutory rate (15%)	$ 1,619	$
State tax cost, net of Federal benefit	972	
Tax benefit of operating loss carryforwards	(1,311)	
Total provision for income taxes	$ 1,280	$

Note 5. Marketable Securities

The Company has the following marketable securities which are classified as available for sale. The securities are recorded at fair market value which approximates cost as of December 31, 2004.

Hilton Hotels 8% Preferred Senior Bonds	$9,845
Tennessee Valley Authority Bond	$4,013



Ellingson & Ellingson, Ltd.
Certified Public Accountants

Erik R. Ellingson
CPA

Erik J. (Rick)
Ellingson
CPA

Patti Ellingson
CPA

Jane Ellingson
Ehresmann
CPA

**Independent Auditor's Report On Supplementary Information
Required By Rule 17a-5 Of The Securities And Exchange Commission**

We have audited the accompanying financial statements of Aegis Investments, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 18, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 23, 2005

8

AEGIS INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
As of December 31, 2004

NET CAPITAL

Stockholders' Equity		$ 72,460
Additions:		
Subordinated loans		
		$ 72,460
Deductions:		
Non-allowable items:		
Non-allowable accounts receivable	992	
Property and equipment net of accumulated depreciation	326	
		1,318
Net Capital Before Haircuts on Securities Positions		71,142
Haircuts on Securities - not already deducted		
Net Capital		$ 71,142

BASIC CAPITAL REQUIREMENT

Net capital	$ 71,142
Minimum net capital required	5,000
Excess Net Capital	$ 66,142

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 1,280
Accrued commissions	13,885
	$ 15,165

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   21.3%

RECONCILIATION OF NET CAPITAL

Net Capital, as reported in Company's Part IIA FOCUS report	$ 76,484
Audit adjustments made for the following:	
Adjust clearing receivables to actual	1,326
Adjust value of marketable securities	(791)
Adjust commissions and income taxes payable	(6,273)
Adjust haircuts on securities	396
Adjusted Net Capital	$ 71,142

The accompanying notes are an integral part of these financial statements.

AEGIS INVESTMENTS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
As Of December 31, 2004

Pursuant to Rule 15c3-3(k)(2)(B), the Company is exempt from the reserve requirement.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3
As Of December 31, 2004

The Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2004.